Stolt Offshore S.A. [GRAPHIC OMITTED]


NEWS RELEASE


          Stolt Offshore S.A. Completes Debt and Guarantee Refinancing


London, England - November 10, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), today announced the signing of a $350 million, five year secured revolving credit and guarantee facility which is underwritten by a consortium of banks led by ING, DnB NOR and NIB Capital. The facility will comprise an overall credit availability of $350 million with a sub-limit of $175 million for debt.

The facility, together with existing cash balances, will initially be used to refinance $280 million of debt under existing term facilities, the largest element of which would have matured in September 2005. Immediately following financial close, gross debt is expected to be reduced from $280 million to approximately $60 million with remaining cash balances of approximately $75 million (including consolidated Joint Venture balances). In addition, existing secured performance bonds of approximately $94 million will be refinanced, with other facilities being retired.

Pricing of the facility is based around EBITDA performance of the Stolt Offshore Group and is expected to deliver lower debt service costs in 2005 and beyond.

Stuart Jackson, Chief Financial Officer said "The completion of this refinancing draws to a close the process of balance sheet restructuring which has taken place in 2004. The Company now has sufficient guarantee and working capital facilities for the foreseeable future and we are particularly pleased to see long standing bank support, as well as new entrants, providing financing to Stolt Offshore."


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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson / Fiona Harris
Stolt Offshore S.A.
UK +44 1224 718436
US +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
fiona.harris@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
e.gonda@brunswickgroup.com